October 7, 2024

Dr. Neil Maresky
Chief Executive Officer
Psyence Biomedical Ltd.
121 Richmond Street West
Penthouse Suite 1300
Toronto, ON MK5 2K1

       Re: Psyence Biomedical Ltd.
           Registration Statement on Form F-1
           Filed October 2, 2024
           File No. 333-282468
Dear Dr. Neil Maresky:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ari Edelman, Esq.